UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)*

PAGAYA TECHNOLOGIES LTD.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title Class of Securities)

M7S64L115
(CUSIP Number)

Ravi Singh
Oak HC/FT Management Company LLC
2200 Atlantic Street, Suite 300
Stamford, Connecticut 06902
203-717-1350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115

1	Name of Reporting Person: Oak HC/FT Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☐

3	SEC Use Only

4	Source of Funds

WC

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

14.3%1

14	Type of Reporting Person:

PN

[1]	Calculated on the basis of 458,951,979 shares of the Issuer’s Class A Ordinary Shares issued and outstanding on June 22, 2022 according to information provided by the Issuer to the Reporting Persons.

CUSIP No. M7S64L115

1       Name of Reporting Person: Oak HC/FT Associates II, LLC

2	Check the Appropriate Box if a Member of a Group (See instructions)

(a)	☐

(b)	☐

3	SEC Use Only

4	Source of Funds

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0

	8	Shared Voting Power: 65,676,104

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 65,676,104

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

65,676,104 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11):

14.3%

14	Type of Reporting Person:

IA

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, no par value (the “Ordinary Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”), with its principal executive offices located at Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel Aviv, Israel.

Item 2.	Identity and Background

(a) This Statement is filed by (i) Oak HC/FT Partners II, L.P., a Delaware limited partnership (the “Fund”), and (ii) Oak HC/FT Associates II, LLC, a Delaware limited liability company (the “General Partner”) (together, the “Reporting Persons”). The General Partner is the general partner of the Fund, as a result of which the General Partner may be deemed to share beneficial ownership over the securities reported in this Statement. The General Partner disclaims any beneficial ownership of the securities reported in this Statement except to the extent of its pecuniary interest therein. The control persons of the General Partner are Ann H. Lamont, Andrew W. Adams and Patricia M. Kemp.

(b) The address of the principal office and principal place of business of each of the Reporting Persons and of each control person of the General Partner referenced in Item 2(a) is c/o 2200 Atlantic Street, Suite 300, Stamford, Connecticut 06902.

(c) The Fund is a private investment vehicle that directly holds the Ordinary Shares reported in this Statement. Ann H. Lamont, Andrew W. Adams and Patricia M. Kemp are Executive Managing Members of Oak HC/FT Management Company LLC, an affiliate of the General Partner.

(d) – (e). During the last five years, none of the Reporting Persons or the individuals referenced in Item 2(a) above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referenced in Item 2(a) above is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On June 22, 2022 (the “Closing Date”), the Issuer, consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated September 15, 2021 (the “Merger Agreement”), by and among EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), the Issuer, and Rigel Merger Sub Inc. (“Merger Sub”), a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya. Pursuant to the Merger Agreement, Merger Sub merged with and into EJFA (the “Merger”), with EJFA surviving the Merger as a wholly-owned subsidiary of Pagaya. As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), the shareholders of EJFA became shareholders of Pagaya. The Issuer’s Shares are listed on the Nasdaq Stock Market under the Symbol “PGY”. Upon the closing of the Transactions, pursuant to the terms of the Merger Agreement, the Fund exchanged all 351,479 ordinary shares of the Issuer held by the Fund for an aggregate 65,676,104 Ordinary Shares.

The funds used by the Fund to acquire its securities of the Issuer were obtained from its partners.

Item 4.	Purpose of Transaction.

Dan Petrozzo, a partner at Oak HC/FT Management Company LLC, an affiliate of the General Partner, is a member of the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

The Reporting Persons expect to review from time to time the Fund’s investment in the Issuer and may, depending on the market and other conditions and subject to the terms of the Amended and Restated Articles of Association of the Issuer and a Registration Rights Agreement to which the Issuer and certain shareholders, including the Fund, are parties (the “Registration Rights Agreement”): (i) purchase additional Ordinary Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Ordinary Shares, options or related derivatives now beneficially owned or hereafter acquired by the Fund; and (iii) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may also engage in communications with, among others, other members of the Issuer’s board of directors, the Issuer’s management, other shareholders and other potential investors, potential strategic partners, financial advisors and other industry participants, regarding such matters.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in the Securities of the Issuer.

(a)       As of the date hereof, the Fund is the record owner of 65,676,104 Ordinary Shares, representing 14.3% of such Ordinary Shares outstanding, based upon a total of 458,951,979 Ordinary Shares outstanding as of June 22, 2022, according to information provided by the Issuer to the Reporting Persons.. As of the date hereof, the General Partner may be deemed to be the beneficial owner of 65,676,104 Ordinary Shares, or 14.3% of the Ordinary Shares outstanding.

(b)       Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 65,676,104 Ordinary Shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 65,676,104 Ordinary Shares

The power to vote or direct the vote or to dispose or direct the disposition of the Ordinary Shares of the Fund reported herein is shared among the Fund and the General Partner.

(c)       Other than as described in this Statement, no Reporting Person has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Registration Rights Agreement

The Issuer and certain shareholders of the Issuer, including the Fund, are parties to a Registration Rights Agreement, pursuant to which the Issuer has agreed to file a registration statement, by no later than 30 days following the Closing Date, to register the resale of the Ordinary Shares, including such shares issuable upon the exercise of warrants, held by such shareholders as of the Closing Date (the "Registrable Securities"). The Registration Rights Agreement provides the relevant shareholder parties, including the Fund, with a demand right for the Issuer to conduct an underwritten offering of the Registrable Securities, provided that the total offering price of all securities proposed to be sold in such offering exceeds $75 million in the aggregate and subject to certain limitations.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Oak HC/FT Partners II, L.P. and Oak HC/FT Associates II, LLC.

Exhibit B	Registration Rights Agreement (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Pagaya Technologies Ltd.’s Registration Statement on Form F-4 filed with the SEC on May 18, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2022	OAK HC/FT PARTNERS II, L.P.

	By:	Oak HC/FT Associates II, LLC
its General Partner

	By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

	By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated July 5, 2022, with respect to the Class A Ordinary Shares of Pagaya Technologies Ltd. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 5th day of July, 2022.

OAK HC/FT PARTNERS II, L.P.

By:	Oak HC/FT Associates II, LLC
its General Partner

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member

OAK HC/FT ASSOCIATES II, LLC

By:	/s/ Patricia Kemp
Name: Patricia Kemp
Title: Managing Member